UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2023

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF nº 02.558.157/0001-62 – NIRE 35.3.0015881-4

NOTICE TO THE MARKET
VIVO MONEY

Telefônica Brasil S.A. (“Company” or “Telefônica Brasil”) (B3: VIVT3; NYSE: VIV), in the form and for the purposes of CVM Resolution No 44/2021 (“CVM Resolution 44”), hereby informs its shareholders and the market in general that an investment commitment has been signed with Polígono Capital ("Polígono") and the investment funds managed by it for the issuance and subscription of senior quotas of Vivo Money, Fundo de Investimento em Direitos Creditórios ("FIDC" and "Operation").

The investment commitment of Polígono, through investment funds managed by it, may be up to R$ 250 million, and should occur in a maximum period of 24 months, according to the credit portfolio growth.

The FIDC, that has been operating since 2020, acquires credit rights supported by personal loans, as well as financing of smartphones and other devices conducted in the Company's physical stores. The credit is granted to Vivo Money customers in a 100% digital, fast and practical way.  At the end of the second quarter of 2023, its portfolio was R$ 275 million in acquired credits, a 3.6 times growth compared to the second quarter of 2022.

Founded in February, 2023, Polígono is an independent asset management, established as a partnership between BTG Pactual Asset Management and Prisma Capital to operate in the credit-as-a-service market in Brazil. It currently has R$ 4 billion of assets under management and operates throughout the entire credit process, from contracting, credit policy implementation and portfolio management, to the debt collection.

The Operation reinforces Vivo’s position as a hub of digital services, facilitating its customers access to other services that go beyond connectivity.

São Paulo, July 31, 2023.

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil – Investor Relations

E-mail: ir.br@telefonica.com

https://ri.telefonica.com.br/

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	July 31, 2023	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director